MERCANTIL
SERVICIOS FINANCIEROS

SEC FILE NUMBER 82-4648

02049682

Caracas August 5, 2002

SEC MAIL RECEIVED PROCESSING AUG 2 6 2002 WASH. D.C. 154 SECTION

SUPPL

Filing Desk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

PROCESSED
SEP 0 6 2002
THOMSON FINANCIAL

Attn.: Office of International Corporate Finance

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find attached copy of the following documents:

1. a press release announcing the Company's results for the second quarter of 2002, which was issued on July 26, 2002, and filed with the Venezuelan Securities and Exchange Commission (Comisión Nacional de Valores) and the Caracas Stock Exchange on the same date.

2. a press release announcing that the Company's Board of Directors declared extraordinary cash and stock dividends, which was issued on July 25, 2002, and filed with the Comisión Nacional de Valores and the Caracas Stock Exchange on the same date.

3. a press release announcing the approval by Shareholders of the merger between Seguros Mercantil, C.A. and C.A. Seguros Orinoco, two of the Company's subsidiaries. Such release was issued on July 30, 2002, and filed with the Comisión Nacional de Valores and the Caracas Stock Exchange on the same date

Please have the enclosed copy of this letter date stamped and return it by mail in the attached self-addresses envelope.

Sincerely,

Iván E. Trujillo
Sub-Secretary to the Board of Directors

dlw 9/5

MERCANTIL

FINANCIAL REPORT FOR THE SECOND QUARTER OF 2002

Mercantil Servicios Financieros (MERCANTIL) reports its financial results for the quarter ended June 30, 2002

Caracas Stock Exchange: MVZ - Level 1 ADR: MSVFY

Caracas, July 26, 2002 – Mercantil Servicios Financieros, C.A. (MERCANTIL) reported Bs. 71.7 billion (US$ 64.5 million) of net earnings in the second quarter of 2002, considerably more than in the comparable quarter of 2001 (Bs. 5.3 billion, US$ 7.4 million)(4). This performance put the company's annualized average return on assets (ROA) and return of equity (ROE) at 4.1% and 38.0%, respectively, compared to only 0.4% and 3.6%, respectively, in the second quarter of 2001. Net earnings per share rose from Bs. 15 to Bs. 193 as between the two periods.

Total Assets stood at Bs. 7 trillion 908.4 billion (US$ 5.9 billion) as of June 30, 2002, and equity amounted to Bs. 846.2 billion (US$ 626 million) at the same date; these figures exceeded the ones for March 2002 by 31.8% and 27.7%, respectively. Deposit volume grew to Bs. 1 trillion 556.1 billion (up 33.8%) in the quarter; its growth rate was 13.74% for operations in Venezuela and 6.4% for operations outside of Venezuela. The exchange rate adjustment's effect in the period amounted to 13.66%.

Subsidiary Banco Mercantil was Venezuela's largest bank in terms of credit portfolio and deposits as of June 30, 2002.

Summary of Financial Statements

Quarter ended on

	06-30-02 US$	06-30-02 Bolivars	03-31-02 Bolivars	06-30-01 Bolivars	June 2002 Vs. March 2002 %	Vs. June 2001 %
	(In million, except percentages and income per share)					
Quarters						
Net Income (1)	64,5	71.656		5.280		1.257,1%
Income per share (Bs./share) (1)	0,2	193		15		1.198,5%
ROA		4,1%		0,4%		
ROE		38%		3,6%		
Years						
Net Income (2)	104,9	105.388		21.391		392,7%
Income per share (Bs./share) (2)	0,3	283		60		371,4%
ROA		3,2%		1,0%		
ROE		29,5%		7,4%		
Total Assets (3)	5.852	7.908.365	6.000.307	5.100.280	31,8%	55,1%
Investment Portfolio (3)	2.339	3.160.730	2.189.760	1.558.731	44,3%	102,8%
Loan Portfolio (3)	2.577	3.483.318	2.561.456	2.301.743	36,0%	51,3%
Deposits (3)	4.558	6.159.943	4.603.884	3.975.000	33,8%	55,0%
Shareholders' Equity (3)	626	846.228	662.691	584.580	27,7%	44,8%

(1) Quarterly average exchange rate: Bs./US$ 1,111. June,2002
(2) Half-yearly average exchange rate: Bs./US$ 1,005, June,2002
(3) June,2002 period end exchange rate: Bs./US$ 1,352
(4) Quarterly average exchange rate: Bs./US$ 714. June,2001

MERCANTIL

VENEZUELA'S ECONOMIC CLIMATE

ECONOMIC ACTIVITY

The Venezuelan economy experienced weak internal performance in the first half of 2002, despite recovering oil prices. The latest economic activity figures, for the first quarter, reveal a major contraction of demand, with the oil sector losing 7.6% as a result of the production cutback ordered by OPEC at the beginning of the year, and non-oil activities falling 2.6% due to weak demand, a flagging pace of budgeted government spending, and persistent adverse expectations for internal economic activity, which discouraged private investment.

The downward trend is believed to have intensified in the second quarter, especially for non-oil activities. This decline of production implies less supply of domestic goods and services and higher unemployment.

EMPLOYMENT

Unemployed workers came to represent 15.3% of the economically active population in the first quarter. Informal occupation gained as a share of total employment, coming to represent 50.4% of the total.

INFLATION

Consumer prices rose 12.8% in the first half of this year, compared to 5.9% in the corresponding period of 2001. The lower-income strata of the population bore a heavier inflationary burden than the higher-income strata.

BALANCE OF PAYMENTS

In the external sphere, oil prices tended upward beginning in March, with the average price of Venezuela's oil export basket standing at US$ 20.10 per barrel for the first half, US$ 2 per barrel below the figure for the same period of last year. But strong oil prices and lower volumes of production and exports resulted in a US$ 1.673 contraction of oil export earnings, causing the trade surplus to be 42% smaller than in the first quarter of 2001. The capital account, for its part, was three times deeper in deficit than in the first quarter of last year, reflecting a growing capital flight.

MONETARY POLICY

The demonetization trend continued through much of the quarter, due among other things to the higher exchange rate, the tight money policy pursued in the early part of the period, and the smaller volume of fiscal spending. In spite of the subsequent reduction of bank deposit requirements (see "New Measures in the Venezuelan Financial Marketplace" on Page 11) and the measures taken to improve the overnight market's operation, the money and foreign exchange Market continued to be extremely volatile and generally subject to high interest rates, which were under pressure from the prevailing perception of high country and credit risk (see Venezuela's Key Indicators on Page 22).

MERCANTIL

UNITED STATES'S ECONOMIC CLIMATE

During the first semester of 2002 the U.S. economy responded to strong monetary and fiscal stimulus, generating a real Gross Domestic Product (GDP) growth of 6.1% in the first quarter and an expected growth of about 2% in the second quarter. Despite the strong economic performance, the U.S. stock market has endured heavy losses and corporate bond credit ratings continue to decline at a rate of 5 downgrades for each upgrade.

During this period the U.S. Federal Reserve Bank has maintained the overnight inter-bank rate at 1.75%, the lowest rate in 40 years. This rate environment has put pressure on U.S. banks' net interest margins, the difference between the rate earned on lending and investment activities and the rates paid on customer deposits and on other interest bearing liabilities.

Other fundamental changes taking place in the U.S. economy during the first semester were a shift in the U.S. government's budget from a surplus to a deficit and a weakening of the U.S. dollar against the Euro and the Japanese Yen.

In this economic environment interest rates are expected to remain low. Most economists forecast that the U.S. Federal Reserve Bank will keep the overnight inter-bank rate at 1.75% during the balance of 2002.
The challenge facing U.S. banks will be to maintain an adequate net interest rate margin without increasing the levels of credit risk and interest rate risk.

MERCANTIL

SUMMARY OF ACCOUNTING PRINCIPLES USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

Consolidation

MERCANTIL's financial statements are presented in accordance with standards prescribed by the Venezuelan National Securities Commission (CNV); where the CNV is silent, Generally Accepted Accounting Principles in Venezuela are applied. These standards require the preparation of the financial statements on a consolidated basis; accordingly, the financial statements include the accounts of the following subsidiaries, among others:

- Banco Mercantil, C.A. Banco Universal in Venezuela and its overseas branch and agencies.
- Commercebank, N.A., a bank in the United States.
- Banco Mercantil Venezolano, N.V., a bank in Curaçao, and its subsidiary Banco del Centro, S.A., in Panama.
- Banco Mercantil (Schweiz) AG, a bank in Switzerland, and its subsidiary BMC Bank & Trust Limited, in Grand Cayman.
- Merinvest, C.A., a securities brokerage in Venezuela.
- Seguros Mercantil, C.A. and Seguros Orinoco, C.A., insurance companies in Venezuela.

CNV Accounting Standards

The CNV has ruled that MERCANTIL's financial statements must be presented in historical figures starting with the fiscal year ended December 31, 1999. Accordingly, MERCANTIL ceased adjusting its primary financial statements for the effects of inflation as of January 2000. Hence, fixed assets, among other items, are shown at their inflation-adjusted values up to December 31, 1999, provided said adjusted figures do not exceed market value as determined by independent appraisers. Additions to fixed assets since that date are shown at acquisition cost.

The financial statements for 2001 have been reclassified for comparative purposes, because Overnight Placements and Assigned Investments have been carried to Investment Portfolio in accordance with Generally Accepted Accounting Principles in Venezuela.

PERFORMANCE FIGURES FOR THE PRINCIPAL SUBSIDIARIES

Mercantil Servicios Financieros, C.A.
Contribution by Subsidiaries (4)
(At june 30, 2002, in billion of Bolivars, except number of employees)

	Banco Mercantil 99,69%		Commercebank Holding Corporation 100%	Holding Mercantil Internacional 100% (3)	Seguros Mercantil 100%		Merinvest 100%	Otros 100%	TOTAL
Total assets	3.843		3.650	196	171		39	9	7.908
Investment portfolio	1.053		1.878	100	83		33	14	3.161
Loan portfolio	1.734		1.634	115	-		-	-	3.483
Deposits	2.925	(1)	3.083	152	-		-	-	6.160
Shareholders'equity	574		176	26	22		29	19	846
Net income									
Six Month	74	(5)	14	1	13		6	(3)	105
Second Quarter	51	(5)	13	-	2		3	2	71
Number of employees	6.539		484	33	1.150	(2)	76	85	8.367

(1) Adicionally there are future contracts for purchase and sale of securitiesat a fixed price for Bs.76.1billion.

(2) In December 2001, MERCANTIL acdquired Seguros Orinoco. At june 30, 2002 including 700 employees of Seguros Orinoco and its subsidiaries.

(3) Holding Mercantil Internacional, consolidated include at Banco Mercantil Venezolano, N. V. and Banco Mercantil (Schweiz) AG

(4) Net of elimination of intercompany transactions.

(5) Calculated in accordance with the rules of the CNV

MERCANTIL

ANALYSIS OF THE QUARTER

RESULTS

FINANCIAL MARGIN

Net Financial Margin								
	Quarter ended on		Increase (decrease)		For the six months period ended on		Increase (decrease)	
	06-30-02	06-30-01	Bolivars	%	06-30-02	06-30-01	Bolivars	%
	(In million of Bolivars, except percentages and income per share)							
Interest Income	221,360	125,872	95,488	75.9%	392,542	271,033	121,509	44.8%
Interest Expense	72,754	36,664	36,090	98.4%	120,931	74,221	46,710	62.9%
Gross Financial Margin	**148,606**	**89,208**	**59,398**	**66.6%**	**271,611**	**196,812**	**74,799**	**38.0%**
Provision for Loan Losses	39,657	9,625	30,032	312.0%	59,236	21,691	37,545	173.1%
Net Financial Margin	**108,948**	**79,583**	**29,365**	**36.9%**	**212,374**	**175,121**	**37,253**	**21.3%**

Gross Financial Margin was 66.6% higher in the second quarter of 2002 than in the comparable period of the year before. Bs. 39.7 billion of that Bs. 59.4 billion growth was produced by Banco Mercantil's activities in Venezuela, and Bs. 19.7 billion by overseas operations. The expansion of average financial asset and liability volumes both in Venezuela and abroad, as well as rising interest rates in the Venezuelan market, played key roles in bringing about that strong performance of Gross Financial Margin, even though interest rates for dollar-denominated transactions were at their lowest levels in decades.

The higher level of interest rates for banking activity in Venezuela was an outcome of a tight money policy pursued with the aim of halting the contraction of deposits in Venezuela. The market interest rates published by the Central Bank of Venezuela, reflecting an average of the country's six leading commercial and universal banks, had the following trend; the average lending rate increased from 23.4% in the second quarter of 2001 to 35.2% in the same period of this year. The average deposit rate for 90-day time deposits advanced from 13.6% to 28.1% as between the two periods. (See "Venezuela's Economic Climate." on Page 2) The volumes of financial assets and liabilities for operations in Venezuela grew by 11.9% and 7.9%, respectively.

Gross Financial Margin for dollar-denominated operations gained ground in spite of declining interest rates for those operations; this outcome chiefly reflects the growth of average financial asset and liability volumes for Commercebank Holding Corporation's operations. Gross Financial Margin expanded by Bs. 23.7 billion, with the volumes of financial assets and liabilities gaining 164.3% and 165.8%, respectively, in bolivar terms (40.4% and 41.2%, respectively, in dollar terms). The average 90-day Libor reference rate for the quarter, applicable to dollar-denominated transactions, fell from 4.0% in the second quarter of 2001 to 1.9% in the same period of this year.

The Credit Portfolio provision increased significantly (by Bs. 30.0 billion), due partly to Bs. 16.8 billion in additional coverage for the estimated adjustment for indexed mortgage loans and vehicle loans providing for a final "balloon" installment, and partly to higher provisions to cover portfolio in Venezuela (see "New Measures in the Venezuelan Financial Marketplace.", on Page 11)

The credit portfolio provision expense recorded in the second quarter of 2002 came to Bs. 39.7 billion. Write-offs of Bs. 19.7 billion were taken to yield a Bs. 202.3 billion credit portfolio provision.

COMMISSIONS, OTHER INCOME, AND INSURANCE PREMIUMS, NET OF CLAIMS

	Operating Income							
	Quarter ended on		Increase (decrease)		For the six months period ended on		Increase (decrease)	
	06-30-02	06-30-01	Bolivars	%	06-30-02	06-30-01	Bolivars	%
	(In million of Bolivars, except percentages and income per share)							
Net Financial Margin	108,948	79,583	29,365	36.9%	212,374	175,121	37,253	21.3%
Commissions and Other Income	*124,935*	*41,815*	*83,120*	*198.8%*	*186,101*	*70,394*	*115,707*	*164.4%*
Insurance Premiums, Net of Claims	4,636	4,156	480	11.5%	9,886	5,252	4,634	88.2%
Operating Income	**238,519**	**125,554**	**112,965**	**90.0%**	**408,361**	**250,767**	**157,594**	**62.8%**

Commissions and Other Income were 198.8% (Bs. 83.1 billion) higher in the second quarter of 2002 than in the corresponding period of 2001, due mainly to the following:

- A 97.0% (Bs. 7.7 billion) growth in Commissions for Customer Account Transactions, chiefly reflecting higher volumes and adjustments of fees for some of the services provided by Banco Mercantil.
- A 593.7% (Bs. 7.0 billion) rise in Revenue from Foreign Currency Transactions, stemming from the higher volatility of the Bs/US$ exchange rate following the change in Venezuela's foreign exchange system (see "New Measures in the Venezuelan Financial Marketplace on Page 11").
- Commissions and other revenue include Bs. 66.2 billion of foreign exchange differences stemming from the revaluation of the company's foreign currency position as a result of the bolivar's 88.2% devaluation vis-à-vis the U.S. dollar since June 2001. This amount is shown net of a Bs. 23 billion provision for exchange rate fluctuation based on a study of the risk to the financial statements posed by the volatility in the Bs/US$ exchange rate (See "New Measures in the Venezuelan Financial Marketplace" on Page 11).

OPERATING EXPENSES

	Net Income							
	Quarter ended on		Increase (decrease)		For the six months period ended on		Increase (decrease)	
	06-30-02	06-30-01	Bolivars	%	06-30-02	06-30-01	Bolivars	%
	(In million of Bolivars, except percentages and income per share)							
Operating Income	238.519	125.554	112.965	90,0%	408.361	250.767	157.594	62,8%
Operating Expenses	150.015	118.158	31.857	27,0%	279.313	223.298	56.015	25,1%
Minority Interest	88.504	7.396	81.108	1096,7%	129.048	27.469	101.579	369,8%
Taxes (Current and Deferred)	(16.666)	(2.104)	(14.562)	692,1%	(23.370)	(6.035)	(17.335)	287,2%
Minority Interest	(182)	(12)	(170)	1416,7%	(290)	(43)	(247)	574,4%
Net Income	**71.656**	**5.280**	**66.376**	**1257,1%**	**105.388**	**21.391**	**83.997**	**392,7%**
Income per Share (Bs./share)	**193**	**15**	**178**	**1198,5%**	**283**	**60**	**223**	**371,4%**

Operating Expenses were 27.0% (Bs. 31.9 billion) higher in the second quarter of 2002 than in the comparable period of 2001. Their principal components were:

A 19.2% (Bs. 9.1 billion) growth of personnel expenses, due to:

- Bs.1.3 billion provision for staff reduction program now under way, mainly at Banco Mercantil and Seguros Mercantil-Seguros Orinoco.
- Bs. 2.0 billion in personnel expenses from Seguros Orinoco, which was acquired in December 2001.
- Bs. 3.0 billion for the foreign currency translation effect of the overseas subsidiaries' personnel expenses (see "Effects of Currency Devaluation" on Page 9).

- A 47.2% (Bs. 19.6 billion) increase of Other Operating Expenses, which include: Bs. 13.0 billion for recording of provisions to cover operating risk and financial asset quality, among other items. This category also includes a Bs. 2.0 billion contribution to the Banco Mercantil Foundation, intended to fund the social programs it sponsors.

//MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS
ANALYSIS OF THE QUARTER

SUMMARY OF CONSOLIDATED BALANCE SHEET

	06-30-02 US$ (1)	06-30-02 Bolivars	03-31-02 Bolivars	06-30-01 Bolivars	June 2002 vs March 2002 Increase (decrease)	June 2002 vs March 2002 % of change	June 2002 vs June 2001 Increase (decrease)	June 2002 vs June 2001 % of change
		(Million, except percentage)						
Total Assets	5.852	7.908.365	6.000.307	5.100.280	1.908.058	31,8%	2.808.085	55,1%
Investment Portfolio	2.339	3.160.730	2.189.760	1.558.731	970.970	44,3%	1.601.999	102,8%
Loan Portfolio	2.577	3.483.318	2.561.456	2.301.743	921.862	36,0%	1.181.575	51,3%
Other Assets	230	311.094	315.878	259.242	(4.784)	(1,5)%	51.852	20,0%
Deposits (2)	4.558	6.159.943	4.603.884	3.975.000	1.556.059	33,8%	2.184.943	55,0%
Subordinated Debt	65	87.848	58.061	46.670	29.787	51,3%	41.178	88,2%
Capital Convertible Liabilities	2	2.325	2.114	53.840	211	10,0%	(51.515)	(95,7)%
Shareholders' Equity	626	846.228	662.691	584.580	183.537	27,7%	261.648	44,8%
Assets in Trust	1.676	2.265.432	1.974.588	1.854.339	290.844	14.7%	411.093	22.2%
Housing Mutual Fund	247	333.834	310.540	239.685	23.294	7,5%	94.149	39,3%
Other Assets Under Management	194	262.018	178.117	165.363	83.901	47,1%	96.655	58,5%

(1) June 2002 period end exchange rate: Bs./US$ 1352

(2) Includes deposits from government agencies, amounting to Bs. 143.4 billion, 140.9 billion, and Bs. 166.8 billion at June 30, 2002, March 31, 2002, and June 30, 2001, respectively.

Assets by Currency
June 2002


61%
39%
Dollars
Bolivars

Assets by Location
June 2002


6%
51%
43%
Venezuela
United States of America
Others

MERCANTIL

EFFECTS OF CURRENCY DEVALUATION

In dollar terms, the financial assets and liabilities of MERCANTIL's overseas subsidiaries ended the quarter 4.3% and 5.7% higher, respectively, than in March 2002. But due to the exchange rate's drastic fluctuation (51% in the second quarter of this year), assets and liabilities expressed in bolivars underwent still higher growth (see "New Measures in the Venezuelan Financial Marketplace" on Page 11).

Due to the currency devaluation MERCANTIL's equity expanded by Bs. 155.2 billion; Bs. 88.9 billion of that growth stemmed from foreign currency translation of the overseas subsidiaries' equity, and Bs. 66.2 billion from the Venezuelan subsidiaries' transactions in foreign currency. The latter are included in the net earnings results for the half net of a Bs. 23.0 billion exchange rate fluctuation provision.

TOTAL ASSETS

The 31.8% expansion of total assets vis-à-vis March 2002, shown in the preceding balance sheet summary, includes the following: a) a 23% growth due to the aforementioned currency devaluation effect; b) a 3% real growth of operations in dollars; and c) a 6% growth in bolivar operations.

CREDIT PORTFOLIO

Loan Portfolio by Subsidiary
(At June 2002)


3.3%
0.2%
45.3%
40.8%
10.4%
Banco Mercantil
Overseas agencies of Banco Mercantil
Commercebank N.A.
Holding Mercantil International
Others

The 35.6% expansion of gross credit portfolio vs. the first quarter of 2002 includes 6% corresponding to Banco Mercantil's portfolio in Venezuela, contrasting with a 1.57% contraction of credit portfolio for the Venezuelan financial system as a whole. During the same period Banco Mercantil's agencies abroad and Commercebank Holding saw their credit portfolios gain 5% in dollar terms.

Portfolio quality continued to be favorable, with a 2.84% ratio of loans overdue and in litigation to total portfolio, and a coverage level exceeding 193.5%. The figures for Banco Mercantil in Venezuela are 4.2% and 197.2%, respectively. They reflect better performance than the Venezuelan financial system as a whole (7.4% and 135.5%, respectively).

At the end of June 2002, Banco Mercantil in Venezuela took first place as regards credit portfolio placements, with a 16.4% market share, compared to 14.4% at March 31, 2002.

Annex I on Page 18 shows the classification of credit portfolio by status of loan, economic activity, type of risk, and geographic location of the debtors.

The provision in being at June 30, 2002 represents 127% of the provision required according to the credit portfolio risk classification methodology applicable to MERCANTIL.

MERCANTIL

INVESTMENT PORTFOLIO

Investment portfolio is comprised as shown in the following figures, as of June 30, 2002 and March 31, 2002.

June 2002 **March 2002**



1.0%
21.9%
35.0%
41.1%
1.0%
Securities - Venezuelan Government
Securities - USA Government
Securities - Venezuelan Companies
Securities - Foreign Companies, mainly USA
Others
0.9%
25.2%
33.0%
3.0%
37.8%

DEPOSITS

Demand and Time Deposits
June 2002



68%
32%
Demand Deposits
Time Deposits

As of June 2002 MERCANTIL's deposits recorded a 33.8% growth, including a 13.7% gain at Banco Mercantil in Venezuela and a 3% advance at Commercebank in U.S. dollar terms, vs. March 2002. Deposits in the Venezuelan financial system as a whole increased by 6.8% in the same period.

Banco Mercantil held onto its Number 1 position in deposits and investments assigned, with a 13.8% market share (vs. 13.0% at March 31, 2002).

EQUITY

MSF's equity expanded by Bs. 183.537 billion (27.7%) over its March 2002 level, due mainly to Bs. 71.657 billion of profit in the period and the Bs. 88.971 billion effect of foreign currency translation of the overseas subsidiaries' equity. In U.S. dollar terms, equity passed from US$ 742 million in March 2002 to US$ 626 million as a result of the 51% currency devaluation (see "Consolidated Statement of Changes in Equity" on Page 17).

NEW MEASURES FOR THE VENEZUELAN FINANCIAL MARKETPLACE

Indexed Mortgage Loans and "Balloon Installment" Auto Loans

In August 2001 a group of mortgage debtors with loans of the kind known as refinanced, indexed, or Mexican, as well as debtors of vehicle loans providing for a so-called "balloon installment" at the end, filed a class-action suit before the Supreme Court of Justice (TSJ) for diffuse or collective interests.

The TSJ pronounced sentence in January 2002, partially granting the suit and ordering the following, among other things:

- The Court ordered the Central Bank of Venezuela to set the maximum interest rates applicable to loans of this kind, retroactive to 1996.
- It ordered variable interest rates for indexed mortgage loans and "balloon installment" car loans to be adjusted to the interest rates set by the Central Bank for each type, retroactive to 1996.
- It prohibited new indexed loans outside the Housing Saving System and ordered a restructuring of loans previously granted and outstanding at the date of the sentence.

The Central Bank of Venezuela issued a Resolution in March 2002, setting the maximum interest rates applicable to mortgage loans since 1996 and to auto loans with a "balloon installment" since 1998.

By Resolution issued in April 2002, the Superintendency of Banks (Sudeban) required the country's financial institutions to adapt their procedures to reflect those stipulated in the TSJ's January 2002 sentence, among other things. It also prescribed the alternative accounting treatments for the effect of recalculating loans based on the newly prescribed rates, and the time limits for making the resulting adjustments of the financial statements.

In May 2002 the TSJ issued a clarification of its sentence, implying a review and/or expansion of the Sudeban's April 2002 resolution. No adjustment of the loans in question had been made by June 30, 2002, since the company was still awaiting precise instructions from the Sudeban. Based on available information, Banco Mercantil's management has re-estimated the impact of these adjustments at Bs. 16.8 billion. It created additional credit portfolio provisions in that amount, to cover this liability.

The Foreign Exchange System

In February 2002 the National Government and the Central Bank of Venezuela announced a new foreign exchange system providing for a freely floating exchange rate, doing away with the band system in force up to that time. Under the new arrangement the Central Bank sells foreign exchange to, and buys it from, the exchange market operators through auctions, under way since February 18, 2002. Below is the average exchange rate for each month since then, emerging from the foreign exchange sales at the daily auctions, along with the end-of-month exchange rate, during the period ended June 30, 2002:

	Exchange Rate, Bs/US$ 1	
	Daily Average for Month	End of Month
February	1.001,1	1.037,00
March	922,3	893,25
April	871,6	850,00
May	993,5	1.131,00
June	1.209,6	1.351,50

MERCANTIL

Legal Reserves

New rules for legal eserves applicable to operations in Venezuela were adopted in April 2002, calling for a gradual reduction of the percentage of deposits and other obligations banks must hold in reserve from 17% to 15%, and cutting the remunerated portion of bank reserves from 6% to 4% by May 2002. In addition, public sector deposits and other obligations, which had been subject to a 30% reserve requirement up to that time, were made uniform with private sector deposits, at 15%.

DIVIDENDS

At its meeting yesterday the Mercantil Servicios Financieros Board of Directors, as authorized by the Regular Shareholders Meeting of March 22, declared a special cash dividend of Bs. 22 per share, payable in two portions: Bs. 12 in September and Bs. 10 in December. When added to the dividends declared at the Regular Shareholders Meeting of March 22, in accordance with the administration's proposal, the total amount of cash dividends payable in 2002 comes to Bs. 50 per share. Two portions of the regular cash dividend have thus far been paid, amounting to Bs. 7 per share in each quarter. At the same meeting the Mercantil Board of Directors approved a stock dividend of one share for each 15 shares held, payable in December 2002 on shares not entitled to cash dividends this year.

CORPORATE EVENTS

Stock Repurchase Program

The fifth phase of MERCANTIL's Stock Repurchase Program, under way since May 2000, was approved at the March 22, 2002 General Meeting of Shareholders. The maximum price during this phase will be Bs. 2,600 per share, subject to the conditions of the market and the company. The phase will last six months and calls for acquisition of up to 15% of subscribed and paid-up capital, including current positions in Class A and B treasury shares. MERCANTIL has repurchased 18,953,694 shares up to June 30, 2002, equivalent to 5.1% of its issued capital following the December 2001 redemption of 14,777,979 shares that had been part of the shares acquired in the first two phases and part of the third phase of the Repurchase Program.

Banco Mercantil: the Best Bank in Venezuela

The Global Finance magazine picked Banco Mercantil as the "Best Bank in Venezuela," out of a sample covering the best financial institutions in Latin America, for having been among the most outstanding ones in the emerging market.

Integration of the Seguros Mercantil and Seguros Orinoco Companies

Phase II of the integration process for Seguros Mercantil and Seguros Orinoco concluded on April 29, 2002. Its aim was to couple the two branch networks and give rise to a new network of 22 branches and 12 agencies distributed throughout the country, serving a single network of middlemen with a uniform portfolio of products. Following intensive planning, development, and testing, the two companies' Auto Insurance Centers were unified in facilities built specially for that purpose; it is the most modern automotive insurance center in the country.

The Customer Telephone Service Center was opened in May, to receive medical insurance claim notifications and provide other services.

Phase III, which includes the two companies' legal merger, will be carried out once all the necessary authorizations are in hand. MERCANTIL increased its market share from 4.0% to 9.0% in terms of premiums.

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED BALANCE SHEET

UNAUDITED FIGURES

(Million)

	US$ (1)	Bolivars, except percentages			June 2002 vs March 2002		June 2002 vs June 2001	
ASSETS	06-30-02	06-30-02	03-31-02	06-30-01	Increase (decrease)	% of change	Increase (decrease)	% of change
CASH AND DUE FROM BANKS								
Cash	60	81,761	107,277	77,045	(25,516)	(23.8)%	4,716	6.1%
Banco Central de Venezuela	246	331,952	363,199	396,351	(31,247)	(8.6)%	(64,399)	(16.2)%
Venezuelan Banks and Other Financial Institutions	4	5,402	1,270	10,758	4,132	325.3%	(5,356)	(49.8)%
Foreign and Correspondent Banks	32	43,124	36,461	49,103	6,663	18.3%	(5,979)	(12.2)%
Pending Cash Items	79	106,663	69,894	111,922	36,769	52.6%	(5,259)	(4.7)%
Provision for Cash and Due from Banks	(1)	(1,329)	(1,029)	(729)	(300)	29.2%	(600)	82.3%
	420	567,573	577,072	644,450	(9,499)	(1.6)%	(76,877)	(11.9)%
INVESTMENT PORTFOLIO								
Investments in Trading Securities	7	9,183	30,027	47,186	(20,844)	(69.4)%	(38,003)	(80.5)%
Investments in Securities Available for Sale	1,501	2,028,897	1,373,897	827,985	655,000	47.7%	1,200,912	145.0%
Investments in Securities Held to Maturity	268	362,840	443,927	384,847	(81,087)	(18.3)%	(22,007)	(5.7)%
Share Trading Portfolio	52	70,542	41,924	58,709	28,618	68.3%	11,833	20.2%
Investments in Time Deposits and Placements	321	434,246	288,987	230,785	145,259	50.3%	203,461	88.2%
Restricted Investments	189	255,022	10,998	9,219	244,024	2,218.8%	245,803	2,666.3%
	2,339	3,160,730	2,189,760	1,558,731	970,970	44.3%	1,601,999	102.8%
LOAN PORTFOLIO (4)								
Current	2,556	3,454,042	2,541,396	2,313,494	912,646	35.9%	1,140,548	49.3%
Rescheduled	94	127,025	78,225	40,882	48,800	62.4%	86,143	210.7%
Past Due	63	85,188	82,182	54,436	3,006	3.7%	30,752	56.5%
In Litigation	14	19,394	15,351	17,059	4,043	26.3%	2,335	13.7%
	2,727	3,685,649	2,717,154	2,425,871	968,495	35.6%	1,259,778	51.9%
Allowance for Losses on Loan Portfolio	(150)	(202,331)	(155,698)	(124,128)	(46,633)	30.0%	(78,203)	63.0%
	2,577	3,483,318	2,561,456	2,301,743	921,862	36.0%	1,181,575	51.3%
INTEREST AND COMMISSIONS RECEIVABLE	76	102,565	81,312	53,808	21,253	26.1%	48,757	90.6%
LONG-TERM INVESTMENTS	8	11,401	9,794	9,877	1,607	16.4%	1,524	15.4%
ASSETS AVAILABLE FOR SALE	21	28,048	25,097	52,393	2,951	11.8%	(24,345)	(46.5)%
PROPERTY AND EQUIPMENT	180	243,636	239,938	220,036	3,698	1.5%	23,600	10.7%
OTHER ASSETS	230	311,094	315,878	259,242	(4,784)	(1.5)%	51,852	20.0%
TOTAL ASSETS	5,852	7,908,365	6,000,307	5,100,280	1,908,057	31.8%	2,808,085	55.1%

(1) 2002 Quarter end exchange rate: Bs./US$ 1.352

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED BALANCE SHEET

UNAUDITED FIGURES

	US$ (1)	(Million) Bolivars, except percentages			June 2002 vs March 2002		June 2002 vs June 2001	
LIABILITIES AND SHAREHOLDERS' EQUITY	06-30-02	06-30-02	03-31-02	06-30-01	Increase (decrease)	% of change	Increase (decrease)	% of change
LIABILITIES								
DEPOSITS								
Non-interest Bearing	678	916,173	771,650	857,099	144,523	18.7%	59,074	6.9%
Interest-Bearing	1,684	2,276,268	1,527,567	1,021,374	748,701	49.0%	1,254,894	122.9%
Savings Deposits	715	966,810	811,180	716,668	155,630	19.2%	250,142	34.9%
Time Deposits	1,480	2,000,692	1,493,487	1,379,859	507,205	34.0%	620,833	45.0%
	4,558	6,159,943	4,603,884	3,975,000	1,556,059	33.8%	2,184,943	55.0%
DEPOSITS AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION								
Unsecured Notes	51	69,503	66,270	0	3,233	4.9%	69,503	100.0%
	51	69,503	66,270	0	3,233	4.9%	69,503	100.0%
FINANCIAL LIABILITIES	240	324,218	194,519	181,528	129,699	66.7%	142,690	78.6%
INTEREST AND COMMISSION PAYABLE	17	22,864	25,695	11,394	(2,831)	(11.0)%	11,470	100.7%
OTHER LIABILITIES	293	395,435	387,073	247,268	8,362	2.2%	148,167	59.9%
SUBORDINATED DEBT	65	87,848	58,061	46,670	29,787	51.3%	41,178	88.2%
TOTAL LIABILITIES	5,224	7,059,812	5,335,502	4,461,860	1,724,310	32.3%	2,597,952	58.2%
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2	2,325	2,114	53,840	211	10.0%	(51,515)	(95.7)%
SHAREHOLDERS' EQUITY								
CAPITAL STOCK								
Paid-in Capital	43	58,648	58,648	57,291	0	0.0%	1,357	2.4%
CAPITAL INFLATION ADJUSTMENT(2)	142	191,709	191,709	191,709	0	0.0%	0	0.0%
SHARE PREMIUM	47	63,569	63,569	67,143	0	0.0%	(3,574)	(5.3)%
CAPITAL RESERVE	119	161,244	161,244	160,256	0	0.0%	988	0.6%
TRANSLATION ADJUSTMENT OF NET ASSETS OF SUBSIDIARIES ABROAD	80	108,570	19,598	(7,417)	88,972	454.0%	115,987	(1563.8)%
RETAINED EARNINGS	*196*	*265,269*	*196,226*	*136,961*	*69,043*	*35.2%*	*128,308*	*93.7%*
SHARES REPURCHASED HELD BY SUBSIDIARIES	(20)	(26,411)	(23,476)	(24,032)	(2,935)	12.5%	(2,379)	9.9%
UNREALIZED GAIN FROM RESTATEMENTS OF INVESTMENTS AVAILABLE FOR SALE AT MARKET VALUE	17	23,630	(4,827)	2,669	28,457	(589.5)%	20,961	785.4%
TOTAL SHAREHOLDERS' EQUITY	626	846,228	662,691	584,580	183,537	27.7%	261,648	44.8%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,852	7,908,365	6,000,307	5,100,280	1,908,058	31.8%	2,808,086	55.1%

(1) 2002 Quarter end exchange rate: Bs./US$ 1.352

(2) Inicial inflation Adjustement

![MERCANTIL]

MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED STATEMENT OF INCOME

UNAUDITED FIGURES

(Million of Bolivars, except percentages)

	Quarter ended on		Increase (decrease)		For the six months period ended on		Increase (decrease)	
	06-30-02	06-30-01	Bolivars	%	06-30-02	06-30-01	Bolivars	%
INTEREST INCOME FOR								
Cash and Due from Banks	4.094	3.521	573	16,3%	11.950	7.413	4.537	61,2%
Investment Securities	55.545	21.045	34.500	163,9%	86.956	54.572	32.384	59,3%
Loan Portfolio	161.721	101.306	60.415	59,6%	293.636	209.048	84.588	40,5%
INTEREST INCOME	221.360	125.872	95.488	75,9%	392.542	271.033	121.509	44,8%
INTEREST EXPENSE FOR								
Demand and Savings Deposits	14.210	11.539	2.671	23,1%	25.915	23.088	2.827	12,2%
Time Deposits	45.812	18.664	27.148	145,5%	71.833	40.146	31.687	78,9%
Securities Issued by the Bank	8.125	0	8.125	100,0%	13.728	0	13.728	100,0%
Interest on Financial Liabilities	4.607	6.461	(1.854)	(28,7)%	9.455	10.987	(1.532)	(13,9)%
INTEREST EXPENSE	72.754	36.664	36.090	98,4%	120.931	74.221	46.710	62,9%
GROSS FINANCIAL MARGIN	148.606	89.208	59.398	66,6%	271.611	196.812	74.799	38,0%
PROVISION FOR LOSSES LOAN PORTFOLIO	39.657	9.625	30.032	312,0%	59.236	21.691	37.545	173,1%
NET FINANCIAL MARGIN	108.948	79.583	29.365	36,9%	212.374	175.121	37.253	21,3%
COMMISSIONS AND OTHER INCOME								
Trust Fund Operations	3.411	2.880	531	18,4%	7.085	5.694	1.391	24,4%
Foreign Currency Transactions	8.193	1.181	7.012	593,7%	14.232	2.648	11.584	437,5%
Commissions on Customer Account Transactions	15.665	7.951	7.714	97,0%	30.186	14.511	15.675	108,0%
Commissions on Letters of Credit and Guarantees Granted	1.172	1.082	90	8,3%	2.263	2.069	194	9,4%
Equity in Long-Term Investments	2.217	2.934	(717)	(24,4)%	4.119	3.543	576	16,3%
Exchange Gains and Losses	66.234	615	65.619	10.669,7%	84.344	2.092	82.252	3.931,7%
Income (Loss) on Sale of Investment Securities	5.365	7.230	(1.865)	(25,8)%	3.899	10.890	(6.991)	(64,2)%
Other Income	22.679	17.942	4.737	26,4%	39.974	28.947	11.027	38,1%
TOTAL COMMISSIONS AND OTHER INCOME	124.935	41.815	83.120	198,8%	186.101	70.394	115.707	164,4%
INSURANCE PREMIUMS, NET OF CLAIMS	4.636	4.156	480	11,5%	9.886	5.252	4.634	88,2%
OPERATING INCOME	238.519	125.554	112.965	90,0%	408.361	250.767	157.594	62,8%
OPERATING EXPENSES								
Salaries and employee benefits								
Depreciation, Property and Equipment Expenses, Amortization of	56.614	47.478	9.136	19,2%	113.084	91.064	22.020	24,2%
Intangibles and Others	28.338	26.229	2.109	8,0%	52.582	50.426	2.156	4,3%
Fees paid to regulatory agencies	3.789	2.812	977	34,7%	7.653	5.569	2.084	37,4%
Other operating expenses	61.274	41.639	19.635	47,2%	105.994	76.239	29.755	39,0%
TOTAL OPERATING EXPENSES	150.015	118.158	31.857	27,0%	279.313	223.298	56.015	25,1%
INCOME BEFORE TAXES, EXTRAORDINARY ITEM AND MINORITY INTEREST	88.504	7.396	81.108	1.096,7%	129.048	27.469	101.579	369,8%
TAXES								
Current	17.213	2.951	14.262	483,3%	25.424	7.603	17.821	234,4%
Deferred	(547)	(847)	300	(35,4)%	(2.054)	(1.568)	(486)	31,0%
TOTAL TAXES	16.666	2.104	14.562	692,1%	23.370	6.035	17.335	287,2%
Benefit from utilization of tax loss carryforwards	0	0	0	0,0%	0	0	0	0,0%
Minority interest	(182)	(12)	(170)	1.416,7%	(290)	(43)	(247)	574,4%
NET INCOME	71.656	5.280	66.376	1.257,1%	105.388	21.391	83.997	392,7%
NET INCOME IN US$ (1)	64,5	7,4	57,1	772,8%	104,9	30,2	74,7	247,5%

(1) Quarterly average exchange rate: Bs./US$ 1.111 at 2002 and Bs./US$ 714 at 2001, and half-yearly average exchange rate: Bs./US$ 1.005 at 2002 and Bs./US$ 709 at 2001

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
UNAUDITED FIGURES
(Million of Bolivars)

	Quarter ended on		For the six months period ended on	
	06-30-02	06-30-01	06-30-02	06-30-01
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	71.656	5.280	105.388	21.391
Adjustments to reconcile net income to net cash provided dy operating activities -				
Depreciation y amortization	17.925	14.535	32.715	28.724
Provision for losses on the loan portfolio	39.657	9.625	59.236	21.691
Employee termination benefits paid	(5.732)	(3.791)	(14.081)	(6.510)
Accrual for other assets	5.177	5.168	14.469	9.338
Privision for other assets	6.534	3.013	12.718	6.368
Net change in operating accounts -				
Interest and commissions receivable	(21.253)	2.075	(39.471)	9.956
Other assets	(12.505)	(13.448)	(35.883)	(32.978)
Other liabilities	6.085	25.293	129.756	33.134
Minority interest payable	211	(521)	(13.038)	(479)
Net cash provided by operating activities	107.757	47.229	251.810	90.635
CASH FLOWS FROM INVESTING ACTIVITIES				
Net change in investments securities	(825.711)	(306.017)	(1.288.416)	(578.924)
Net change in loan portfolio	(872.547)	(113.924)	(951.869)	(93.919)
Net change in investments in subsidiaries and affiliates	(1.607)	(2.865)	(1.006)	(2.662)
Additions to fixed assets, net of depreciation and write-offs	(13.819)	17.260	(19.879)	15.782
Net cash used in investing activities	(1.713.685)	(405.546)	(2.261.170)	(659.723)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net change in deposits	1.556.062	359.001	1.741.208	599.493
Net change in short-term laibilities	129.699	4.783	140.643	(28.720)
Net change in publicly traded debt securities issued by MSF	3.233	0	9.689	0
Net change in subordinated debt	29.787	731	38.643	8.225
Cash dividends	(2.615)	(1.832)	(5.260)	(3.645)
Shares repurchased	(2.935)	*(4.773)*	(7.997)	*(6.602)*
Negative goodwill	0	(1.423)	0	(1.423)
Restatement of investments available for sale	28.457	(459)	33.355	7.029
Net cash flows from financing activities	1.741.688	356.028	1.950.281	574.357
CASH AND DUE FROM BANKS				
Net increase for the period	135.760	(2.289)	(59.079)	5.269
At the beginning of the period	866.059	877.524	1.060.898	869.966
At the end of the period	**1.001.819**	**875.235**	**1.001.819**	**875.235**

MERCANTIL SERVICIOS FINANCIEROS, C.A. CONSOLIDATED STATEMENT OF SAHREHOLDERS' *EQUITY UNAUDITED FIGURES* ((Million of Bolivars)	**Capital stock**	***Capital inflation* adjusment**	**Paid-in surplus**	**Legal Reserve**	**Traslation adjustment of the assets *insubsidiaries* abroad**	***Retained* earnings**	**Shares *repurchased held* by the subsidiaries**	**Income (loss) on *investments* available for sale**	**Total *shareholders'* equity**
Balances at December 31, 2001	***58.648***	***191.709***	***63.569***	***161.244***	***(780)***	***165.140***	***(18.414)***	***(9.725)***	***611.391***
Net income for the quarter						33.731			33.731
Cash dividends						(2.645)			(2.645)
Shares repurchased							(5.062)		(5.062)
Unrealized loss on investments available for sale								4.898	4.898
Traslation effect of net assets in subsidiaries abroad					20.378				20.378
Balances at march 31, 2002	**58.648**	**191.709**	**63.569**	**161.244**	**19.598**	**196.226**	**(23.476)**	**(4.827)**	**662.691**
Net income for the quarter						71.656			71.656
Cash dividends						(2.614)			(2.614)
Shares repurchased							(2.935)		(2.935)
Unrealized loss on investments available for sale								28.457	28.457
Traslation effect of net assets in subsidiaries abroad					88.971				88.971
Balances at June 30, 2002	**58.648**	**191.709**	**63.569**	**161.244**	**108.569**	**265.268**	**(26.411)**	**23.630**	**846.226**

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS

BREAKDOWN OF THE LOAN PORTFOLIO CONSOLIDATE — ANNEX I

By Economic Activity

	06-30-02		03-31-02		06-30-01	
	(In million of Bolivars, except percentages)					
Commercial	1,448,386	39%	964,166	35.5%	804,113	33.1%
Foreing trade	544,003	15%	386,097	14.2%	411,602	17.0%
Home mortgage	274,471	5%	146,984	5.4%	143,823	5.9%
Industrial	389,469	8%	175,763	6.5%	231,883	9.6%
Construction	156,506	11%	318,422	11.7%	225,418	9.3%
Consumer	181,773	4%	184,084	6.8%	151,467	6.2%
Services	256,596	7%	181,937	6.7%	144,222	5.9%
Agricultural	188,185	5%	172,482	6.3%	137,624	5.7%
Car loans	83,269	2%	85,268	3.1%	81,292	3.4%
Other	162,990	5%	101,951	3.8%	94,427	3.9%
	3,685,648	100%	2,717,154	100.0%	2,425,871	100.0%

By Type of Risk

	06-30-02		03-31-02		06-30-01	
	(In million of Bolivars, except percentages)					
Nomal	3,210,016	87.1%	2,340,087	86.1%	2,125,319	87.6%
Potential	188,271	5.1%	148,698	5.5%	99,053	4.1%
Real	191,389	5.2%	146,226	5.4%	136,433	5.6%
High	83,976	2.3%	72,097	2.7%	54,697	2.3%
Unrecoverable	11,996	0.3%	10,046	0.3%	10,369	0.4%
	3,685,649	100.0%	2,717,154	100.0%	2,425,871	100.0%

By Geographical Location of the Debtor

	06-30-02		03-31-02		06-30-01	
	(In million of Bolivars, except percentages)					
Venezuela	1,881,563	51.0%	1,559,982	57.4%	1,553,913	64.0%
United states of America	1,148,448	31.2%	756,066	27.8%	463,318	19.1%
Brazil	64,616	1.8%	66,842	2.5%	115,235	4.8%
Colombia	83,757	2.3%	53,584	2.0%	30,048	1.2%
Mexico	197,109	5.3%	106,107	3.9%	115,513	4.8%
Peru	48,905	1.3%	42,321	1.6%	39,301	1.6%
Dominican Republic	33,273	0.9%	37,641	1.4%	19,568	0.8%
Other countries	225,548	6.1%	94,611	3.4%	40,044	1.7%
	3,685,649	100.0%	2,717,154	100.0%	2,425,871	100.0%

MERCANTIL

ANNEX II

BANCO MERCANTIL, C.A. - BANCO UNIVERSAL
(According to rules issued by CNV) (1)

UNAUDITED CONSOLIDATED FIGURES

SUMMARY BALANCE SHEET	US$ (2)	Bolivars, except percentages						
					June 2002 vs March 2002		June 2002 vs June 2001	
	06-30-02	06-30-02	03-31-02	06-30-01	Increase (decrease)	% of change	Increase (decrease)	% of change
					(Million)			
ASSETS								
Cash and Due from Banks	417	563.464	549.000	615.074	14.464	2,6%	(51.610)	(8,4)%
Investments Portfolio	788	1.064.876	539.578	791.027	525.298	97,4%	273.849	34,6%
Loan Portfolio	1.283	1.734.152	1.499.984	1.534.518	234.168	15,6%	199.634	13,0%
Properties and Equipment and Other Assets	400	541.011	506.423	511.142	34.588	6,8%	29.869	5,8%
TOTAL ASSETS	2.888	3.903.504	3.094.985	3.451.761	808.519	26,1%	451.743	13,1%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	2.168	2.929.574	2.233.930	2.646.095	695.644	31,1%	283.479	10,7%
Financial Liabilities and Other Liabilities	296	399.802	347.889	325.082	51.913	14,9%	74.720	23,0%
TOTAL LIABILITIES	2.463	3.329.376	2.581.819	2.971.177	747.557	29,0%	358.199	12,1%
SHAREHOLDERS' EQUITY	425	574.128	513.166	480.583	60.962	11,9%	93.545	19,5%
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	2.888	3.903.504	3.094.985	3.451.760	808.519	26,1%	451.744	13,1%

SUMMARY STATEMENT OF INCOME	US$ (2)	Quarter ended on		June 2002 vs March 2002		For the six months period ended on		June 2002 vs June 2001	
	06-30-02	06-30-02	06-30-01	Increase (decrease)	% of change	06-30-02	06-30-01	Increase (decrease	% of change
	(Million)	(Million of Bolivars, except percentages)							
Interest Income	166	184.967	107.765	77.202	71,6%	327.792	228.226	99.566	43,6%
Interest Expense	62	68.898	24.885	44.013	176,9%	109.774	52.186	57.588	110,4%
Gross Financial Margin	104	116.069	82.880	33.189	40,0%	218.018	176.040	41.978	23,8%
Provision for Losses on Loan Portfolio	35	39.062	7.203	31.859	442,3%	55.725	16.968	38.757	228,4%
Net Financial Margin	69	77.007	75.677	1.330	1,8%	162.293	159.072	3.221	2,0%
Commissions and Other Income	93	103.204	27.538	75.666	274,8%	147.115	47.170	99.945	211,9%
Operating Income	162	180.211	103.215	76.996	74,6%	309.408	206.242	103.166	50,0%
Operating Expenses	106	118.016	102.218	15.798	15,5%	221.096	195.014	26.082	13,4%
Income before Taxes, Extraordinary Item and Minority Interest	56	62.195	997	61.198	6.138,2%	88.312	11.228	77.084	686,5%
Taxes	(10)	(10.733)	(161)	(10.572)	6.566,2%	(14.178)	(2.285)	(11.893)	520,5%
NET INCOME	46	51.462	836	50.626	6.055,7%	74.134	8.943	65.191	729,0%
NET INCOME IN US$ (3)		46,3	1,2	45,1	3.795,3%	74	13	61	484,7%

(1) These financial statements are presented according to CNV rules (see page 3), reflecting Banco Mercantil's contribution to MERCANTIL's Results

(2) Half-yearly period end exchange rate: Bs./US$ 1.352

(3) Quarterly average exchange rate: Bs./US$ 1.111 at 2002 and Bs./US$ 714 at 2001, and half-yearly average exchange rate: Bs./US$ 1.005 at 2002 and Bs./US$ 709 at 2001.

Ratios Banco Mercantil Operations in Venezuela

	System Average	06-30-2002	06-30-2001
Return on average assets (ROA) **(4)**	6,3%	7,1%	162,0%
Return on average equity (ROE) **(4)**	39,9%	46,3%	12,2%
Non performing loans/ Gross loans	7,4%	4,2%	4,3%
Allowance for loan losses / Non performing loans	135,5%	248,0%	159,0%
Allowance for loan losses / Gross loans	10,1%	8,2%	6,3%
Operating expenses / Average assets average **(5)**	13,8%	17,1%	16,2%

(5) Annualized

RECONCILIATION OF HISTORIC PROFIT WITH CONTRIBUTION TO MERCANTIL'S FINANCIAL RESULTS

	Quarter ended on		Six months ended on	
	(Million of Bolivars)			
	06-30-2002	06-30-2001	06-30-2002	06-30-2001
Historical profit **(5)**	62,770	7,817	98,752	22,422
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see page 3)	(3,198)	(5,753)	(6,053)	(10,858)
Interest Unsecurities Notes.	(8,110)	-	(13,703)	-
Dividends and exchange adjustments for preferred.	-	(1,228)	(4,862)	(2,621)
	51,462	836	74,134	8,943

(5) Considering criteria of the Superintendency of Banks in Venezuela

MERCANTIL

ANNEX II

COMMERCEBANK HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
(According to rules issued by CNV)

UNAUDITED CONSOLIDATED FIGURES

SUMMARY BALANCE SHEET	US$ (1) 06-30-02	06-30-02	03-31-02	06-30-01	June 2001 vs March 2002 Increase (decrease)	June 2001 vs March 2002 % of change	June 2002 vs June 2001 Increase (decrease)	June 2002 vs June 2001 % of change
		Bolivars, except percentages (Million)						
ASSETS								
Cash and Due from Banks	46	61.675	34.263	13.403	27.412	80,0%	48.272	360,2%
Investments Securities	1.390	1.878.133	1.252.349	635.840	625.784	50,0%	1.242.293	195,4%
Loan Portfolio	1.209	1.634.102	986.604	698.095	647.498	65,6%	936.007	134,1%
Properties and Equipment and Other Assets	56	76.332	52.518	38.167	23.814	45,3%	38.165	100,0%
TOTAL ASSETS	2.701	3.650.243	2.325.734	1.385.505	1.324.509	57,0%	2.264.738	163,5%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	2.356	3.184.673	2.039.078	1.197.977	1.145.595	56,2%	1.986.696	165,8%
Financial Liabilities and Other Liabilities	215	290.145	182.072	114.824	108.073	59,4%	175.321	152,7%
TOTAL LIABILITIES	2.571	3.474.818	2.221.150	1.312.801	1.253.668	56,4%	2.162.017	164,7%
SHAREHOLDERS' EQUITY	130	175.425	104.584	72.704	70.841	67,7%	102.721	141,3%
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	2.701	3.650.243	2.325.734	1.385.505	1.324.509	57,0%	2.264.738	163,5%

SUMMARY STATEMENT OF INCOME	US$ (2) 06-30-02	Quarter ended on 06-30-02	Quarter ended on 06-30-01	December 2001 vs September 2001 Increase (decrease)	December 2001 vs September 2001 % of change	For the six months period ended on 06-30-02	For the six months period ended on 06-30-01	December 2001 vs December 2000 Increase (decrease	December 2001 vs December 2000 % of change
	(Million)	(Million of Bolivars, except percentages)							
Interest Income	30	32.850	21.510	11.340	52,7%	57.775	42.317	15.458	36,5%
Interest Expense	7	7.312	8.927	(1.615)	(18,1)%	13.734	18.657	(4.923)	(26,4)%
Gross Financial Margin	23	25.538	12.583	12.955	103,0%	44.041	23.660	20.381	86,1%
Provision for Losses on Loan Portfolio	0	319	2.143	(1.824)	(85,1)%	3.014	4.253	(1.239)	(29,1)%
Net Financial Margin	23	25.219	10.440	14.779	141,6%	41.027	19.407	21.620	111,4%
Commissions and Other Income	3	3.792	2.186	1.606	73,5%	6.757	4.249	2.508	59,0%
Operating Income	26	29.011	12.626	16.385	129,8%	47.784	23.656	24.128	102,0%
Operating Expenses	13	14.035	8.006	6.029	75,3%	25.159	14.815	10.344	69,8%
Income before Taxes, Extraordinary Item and Minority Interest	13	14.976	4.620	10.356	224,2%	22.625	8.841	13.784	155,9%
Taxes	5	5.775	1.753	4.022	229,5%	8.722	3.385	5.337	157,7%
NET INCOME	8	9.201	2.867	6.334	220,9%	13.903	5.456	19.122	350,5%
NET INCOME IN US$ (2)		**8**	**4**	**4**	**103,1%**	**14**	**8**	**6**	**79,7%**

(1) These financial statements are presented according to CNV rules (see page 3), reflecting Banco Mercantil's contribution to MERCANTIL's Results

(2) Half-yearly period end exchange rate: Bs./US$ 1352

Ratios Commercebank Holding Corporation	Quarter 06-30-2002	System USA (4) Local Peer	System USA (4) Florida
Gross financial margin / Average assets	3,6%	4,0%	4,3%
Return on average assets (ROA) **(3)**	1,2%	1,2%	0,7%
Return on average equity (ROE) **(3)**	26,3%	13,9%	8,5%
Non performing loans / Gross loans	2,4%	0,9%	0,6%
Allowance for losses on loan portfolio / Non performing loans	89,3%	274,0%	127,0%
Allowance for losses on loan portfolio / Gross loans	2,1%	1,5%	1,5%
Operating expenses / average total assets **(3)**	1,9%	2,8%	3,5%

(3) Annualized

(4) Based on March 2001 figures

MERCANTIL

ANNEX III

MERCANTIL SERVICIOS FINANCIEROS
Summary of Financial Ratios

	US$	Quarter ended on		Quarter ended on	
	30-06-02	30-06-02	30-06-01	30-06-02	30-06-01
Net income in million of Bolivars (1)	64	71.656	5.280	105.388	21.391
Per share data:					
Class "A" share:					
Number of shares outstanding (2)		203.034.682	196.797.689		
Price in Bs. (3)	0,88	1.190	1.040		
Average daily volume (# of Shares)		49.191	275.609	53.960	107.974
Price / Book value per share		0,52	0,63		
Price / Earnings per share		6,18	70,12	4,20	17,31
Dividend yield		0,6%	0,5%	1,2%	1,9%
Class "B" share:					
Number of shares outstanding		169.024.505	159.188.350		
Price in Bs. (3)	0,74	1.000	855		
Average daily volume (# of Shares)		77.796	101.226	73.984	293.983
Price / Book value per share		0,44	0,52		
Price / Earnings per share		9,9	14,2	3,5	14,2
Dividend yield		0,7%	0,6%	1,4%	2,3%
Book value per share in Bs. (Equity / # of shares outstanding) (4) (3)	1,68	2.274,44	1.642,14		
Earnings per share in Bs. (1) (4)	0,17	193	15	283	60
Market Capitalization in million (3)	304	410.636	340.776		
Profitability Ratios:					
Gross financial margin / Average interest earning assets (5)		10,3%	9,7%	9,9%	10,4%
Commissions and other income as a percentage of Total income		44,9%	30,9%	39,9%	25,8%
Return on average assets (ROA) (5)		4,1%	0,4%	3,1%	0,9%
Return on average equity (ROE) (5)		38,0%	3,6%	28,9%	7,4%
Efficiency Ratios:					
Operating expenses / Total income		52,6%	85,3%	58,1%	79,9%
Operating expenses / Average assets average (5)		8,4%	9,4%	8,0%	8,7%
Liquidity Ratios:					
Cash and due from banks / Deposits		9,2%	16,2%		
Cash and due from banks and Investments securities / Deposits		60,5%	55,4%		
Asset Quality Ratios:					
Non performing loans/ Gross loans		2,8%	2,9%		
Allowance for loan losses / Non performing loans		193,5%	173,6%		
Allowance for loan losses / Gross loans		5,5%	5,1%		
Other:					
Number of branches (6)		340	356		
Number of employees (7)		8.367	8.074		
Number of ATMs (8)		716	754		
Number of points of sale (POS)		9.431,00	10.805,00		
Exchange rate Bs./US$ 1		1.351,50	718,00		
Inflation		19,6%	12,5%		
Capital Adequacy Ratios:					
Shareholders'equity / Total assets		10,7%	11,5%		
CNV (6)					
Risk based capital (minimum required 8%)		16,5%	20,7%		
Core capital (minimum required 4%)		13,5%	16,2%		
BIS (9)					
Risk based capital		16,4%	20,4%		
Core capital		13,9%	15,9%		

(1) 2002 Quarterly average exchange rate: Bs./US$ 1.111

(2) Outstanding shares, less repurchased shares and shares held by subsidiaries

(3)Half-yearly period end exchange rate: Bs./US$ 1.352

(4) Based on the weighted-average number of share 372.059.187 in 06-30-2002 and 392.838.797 in 06-30-2001

(5) Annualized

(6) On the total, 320 in june 2002 y 335 in junio de 2001 belong to Venezuela

(7) Of these, 7.791 in june 2002 and 7.531 in june 2001 belong to Venezuela, including 700 employees of Seguros Orinoco and its subsidiaries

(8) Of the total, 708 in june 2002 y 745 in june 2001 belong to Venezuela

(9) According to Basle guidelines

MERCANTIL

ANNEX IV

Venezuela's Key Indicators

	Years		QUARTERS								
	2.000	2.001	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02	II 02
Gross Domestic Product (% Change) (1)	3.2	2.8	2.7	3.5	5.7	4.0	3.1	3.3	0.9	(4.2)	N.D.
Total	3.2	(0.9)	0.9	5.2	7.7	3.6	(1.3)	(0.5)	(5.0)	(7.6)	N.D.
Oil activities	3.0	4.0	2.9	3.0	4.9	4.1	4.7	4.1	3.1	(2.6)	N.D.
Non-Oil activities	10.9	9.9	18.9	1.0	5.7	5.5	6.4	21.8	4.8	(10.8)	N.D.
Consumer Price Index (% Change) (2)	13.4	12.3	15.6	15.0	10.5	9.0	15.5	14.3	10.5	31.3	23.3
Unemployment Rate (% Change) (3)	13.2	12.8	14.0	14.1	12.1	14.2	13.3	13.4	12.1	15.3	N.D.
Monetary Liquidity (% Change) (1)	27.8	(3.7)	24.0	26.4	27.8	22.0	14.8	11.2	4.2	(3.7)	(11.1)
Interest Rates (Period end) (%) (5)											
Six Main Commercial and Universal Banks											
Loan rate	23.9	25.6	26.2	23.7	22.0	21.1	23.4	35.9	27.7	55.8	35.2
Saving rate	3.4	2.4	3.2	3.0	2.8	2.8	2.2	2.1	2.3	3.1	3.7
90 days time deposits rate	14.8	14.1	16.4	14.0	13.5	11.3	13.6	19.4	19.5	44.4	28.1
Exchange Rate											
Period end (Bs/US$) (Bid rate)	699.0	757.0	681.5	690.3	699.0	706.8	718.0	742.0	757.0	893.3	1,351.5
Annual average exchange rate: Bs./US$	681.0	725.1	678.3	688.3	695.8	703.3	714.4	734.3	748.5	898.4	1,110.8
Depreciation (%) (2)	7.8	8.3	7.7	5.2	5.2	4.5	6.5	14.0	8.3	93.9	423.1
External Sector (million of US$)											
Trade Balance (6)	17,544.0	9,774.0	3,993.0	4,594.0	4,590.0	3,341.0	2,677.0	2,325.0	1,017.0	1,950.0	N.D.
Oil Exports	27,885.0	21,710.0	6,852.0	7,276.0	7,265.0	6,029.0	5,816.0	5,699.0	4,030.0	4,356.0	N.D.
Non-Oil Exports	5,150.0	5,346.0	1,329.0	1,273.0	1,315.0	1,276.0	1,304.0	1,322.0	1,275.0	1,161.0	N.D.
Imports	15,491.0	17,282.0	4,188.0	3,955.0	3,990.0	3,964.0	4,443.0	4,696.0	4,288.0	3,567.0	N.D.
Central Bank International Reserves (million of US$)	15,883.0	12,296.0	15,094.0	16,545.0	15,883.0	14,865.0	13,425.0	12,009.0	12,296.0	9,442.0	10,959.0
FIEM	4,588.0	6,227.0	2,275.0	2,898.0	4,588.0	6,036.0	6,567.0	7,081.0	6,227.0	5,587.0	4,127.0
Oil Export Average Price (US$/b)	25.9	20.2	25.4	27.1	25.9	21.9	22.4	21.2	15.2	17.5	22.6
Central Government (billion of Bs) (7)											
Ordinary Income	16,072.7	18,462.6	3,199.5	3,341.9	4,907.1	3,650.0	4,864.6	4,207.8	3,695.7	3,090.6	N.D.
Oil Income	8,002.3	8,410.0	1,539.2	1,747.1	3,244.7	1,662.5	2,941.3	2,221.8	1,587.8	997.9	N.D.
Non-Oil Income	8,070.4	10,052.6	1,660.2	1,594.8	1,662.4	1,987.5	1,923.3	1,986.0	2,107.9	2,092.7	N.D.
Ordinary Expenditures (8)	17,399.4	22,341.6	3,563.6	4,118.4	6,531.6	4,172.9	5,119.0	6,029.1	5,758.8	3,704.7	N.D.

(1) Changes are related to the same period of the previous year
(2) Annual figures. Annualized quarterly figures
(3) Annual figures are related to second half figures
(4) Figures as of December 28, 2001
(5) Annual figures are obtained from weighted averages
(6) Balance of Payment disclosed by Central Bank of Venezuela
(7) *Annual figures are provided by Central Bank of Venezuela's Year-end Statement, and quarterly figures are taken from the Central Bank of Venezuela's Monthly Report*
Differences between annual and quarterly figures are due to methodological differences
(8) Excludes public debt amortization
N.D.: Non available
FIEM: Investment Fund for Macroeconomic Stabilization
Source: Central Bank of Venezuela (BCV), Central Office of Statistics and Information (OCEI), Ministry of Energy and Mines (MEM) and own calculations

SEC FILE NUMBER 82-4648

MERCANTIL
SERVICIOS FINANCIEROS

Caracas, July 25th, 2002

MERCANTIL ANNOUNCES EXTRAORDINARY CASH AND STOCK DIVIDEND

The Board of Directors of Mercantil Servicios Financieros("Mercantil"), the Venezuelan financial services holding company (Caracas Stock Exchange: MVZ and Level 1 ADR (OTC): MVSFY) declared an extraordinary cash dividend of Bs. 22 per Class A common share and Class B common share payable in two parts as follows: the first part of Bs. 12 per common share payable on September 6, 2002 to the shareholders of record as of August 30, 2002; the second part for the remainder of Bs. 10 per common share, payable on December 6, 2002 to the shareholders of record as of November 29, 2002.

Furthermore, Mercantil's Board of Directors agreed to increase the company's subscribed and paid-up capital by up to Bs. 3,713,789,700.00 through an issue of up to 13,504,106 new Class A common shares and 11,254,492 Class B common shares, to be distributed as dividend to the Class A and Class B shareholders at the rate of one new Class A or B common share for each 15 outstanding Class A or B common shares held by the shareholders , at a later date to be announced once the new stock issue has been approved by the National Securities Commission; this stock dividend will be paid in December 2002.

Mercantil Servicios Financieros is the first and most complete provider of financial services in Venezuela, with presence in 10 countries of the Americas and Europe. Among its main subsidiaries are Banco Mercantil, Banco Universal, the leading bank in Venezuela; Commercebank, N.A., a commercial bank in the United States which has achieved significant growth and operates ten offices in Miami and one in New York; Merinvest, one of the largest investment banks in Venezuela; Banco Mercantil Schweiz AG and Seguros Mercantil.

Contact: Alberto Capriles
Tel.: 58-212-5031335
e-mail: acapriles@bancomercantil.com

SEC FILE NUMBER 82-4648

MERCANTIL
SERVICIOS FINANCIEROS

Caracas, July 30th, 2002

SEGUROS MERCANTIL-SEGUROS ORINOCO MERGER APPROVED

The merger of Seguros Mercantil and Seguros Orinoco was approved at today's Special Shareholders Meetings of both companies. Seguros Mercantil will absorb Seguros Orinoco and become the successor to all its assets, liabilities, and equity. The merger will allow Seguros Mercantil, a subsidiary of Mercantil Servicios Financieros, to expand its operations in Venezuela a great deal, putting it in third place among the country's insurance companies with a 10.4% market share.

The merger will be completed once the Shareholders' resolutions have been recorded with the Mercantile Register. That will be done as soon as the Superintendency of Insurance gives its approval.

In addition, at the Shareholders Meeting, the Company's Board of Directors was given full authority to take all the material and legal steps required to complete Seguros Orinoco's absorption by Seguros Mercantil.

Seguros Mercantil's Board of Directors is comprised as follows: Alberto Benshimol, Chairman; Gustavo Marturet, Alejandro González Sosa, Nerio Rosales, Armando Leirós, Luis Calvo, Guillermo Villar, René Lepervanche, Rafael Cubillán, and Pablo Reimpell, Principal Directors.

Mercantil Servicios Financieros is the first and most complete provider of financial services in Venezuela, with presence in 10 countries of the Americas and Europe. Among its main subsidiaries are Banco Mercantil, Banco Universal, the leading bank in Venezuela; Commercebank, N.A., a commercial bank in the United States which has achieved significant growth and operates ten offices in Miami and one in New York; Merinvest, one of the largest investment banks in Venezuela; Banco Mercantil Schweiz AG and Seguros Mercantil.

Contacto: Alberto Capriles
Tel.: 58-212-5031335
e-mail: acapriles@bancomercantil.com